SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. )(1)

                           R.H. DONNELLEY CORPORATION

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                                (Name of Issuer)

                          Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                                   74955W 30 7
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                                 (CUSIP Number)

Welsh, Carson, Anderson & Stowe IX, L.P.             Ropes & Gray LLP
320 Park Avenue, Suite 2500                          45 Rockefeller Plaza
New York, NY 10022                                   New York, NY 10111
Attn: Jonathan M. Rather                             Attn: William H. Hewitt
Tel: (212) 893-9500                                  Tel: (212) 841-5700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2006
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.






---------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74955W 30 7                                          Page 2 of 9 Pages


1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                        Welsh, Carson, Anderson & Stowe IX, L.P.
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)|X|
                                                           (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS
                                                                     OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION
                                                           Delaware

                            7. SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                8. SHARED VOTING POWER
OWNED BY                                                               5,981,631
EACH
REPORTING                   9. SOLE DISPOSITIVE POWER
PERSON
WITH
                            10. SHARED DISPOSITIVE POWER
                                                                       5,981,631

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       5,981,631

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            8.8%

14. TYPE OF REPORTING PERSON
                                                                             PN

CUSIP No. 74955W 30 7                                          Page 3 of 9 Pages


1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                                           WD Investors, LLC
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)|X|
                                                           (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS
                                                                     OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION
                                                           Delaware

                            7. SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                8. SHARED VOTING POWER
OWNED BY                                                               2,947,505
EACH
REPORTING                   9. SOLE DISPOSITIVE POWER
PERSON
WITH
                           10. SHARED DISPOSITIVE POWER
                                                                       2,947,505

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       2,947,505

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            4.3%

14. TYPE OF REPORTING PERSON
                                                                              OO

CUSIP No. 74955W 30 7                                          Page 4 of 9 Pages


1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                                         WCAS IX Associates, LLC
   EIN No.:

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)|X|
                                                                     (b)|_|

3. SEC USE ONLY

4. SOURCE OF FUNDS
                                                                         OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            |_|
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware

                            7. SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                8. SHARED VOTING POWER
OWNED BY                                                               9,244,906
EACH
REPORTING                   9. SOLE DISPOSITIVE POWER
PERSON
WITH
                           10. SHARED DISPOSITIVE POWER
                                                                       9,244,906

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       9,244,906

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           13.5%

14. TYPE OF REPORTING PERSON
                                                                             OO

CUSIP No. 74955W 30 7                                          Page 5 of 9 Pages

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Common Stock"), of R.H. Donnelly Corporation, a Delaware corporation ("RHD" or the "Issuer"). RHD's principal executive office is located at 1001 Winstead Drive, Cary, North Carolina 27513.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("WCAS IX"), WD Investors, LLC, a Delaware limited liability company ("WD"), and WCAS IX Associates, LLC, a Delaware limited liability company ("IX Associates") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The agreement among the Reporting Persons to file as a group (the "Joint Filing Agreement") is attached hereto as Exhibit A.

(b)-(c) The principal business of WCAS IX and of WD is that of a private investment entity. The principal business of IX Associates is that of acting as the general partner of WCAS IX. IX Associates is also the manager of WD.

     Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, James R. Matthews, Sean D. Traynor, John Almeida, Jr. and Jonathan M. Rather are the managing members of IX Associates.

     The principal address of each of the entities and individuals named in this
Item 2 is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022.

(d)-(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 (other than D. Scott Mackesy) is a citizen of the United States. D. Scott Mackesy is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Common Stock beneficially owned by the Reporting Persons was acquired on January 31, 2006 pursuant to the terms of an Agreement and Plan of Merger entered into as of October 3, 2005 (the "Merger Agreement"), by and among the Issuer, Forward Acquisition Corp., a wholly-owned subsidiary of the Issuer ("Merger Sub"), and Dex Media, Inc. ("Dex"). The Merger Agreement provided for the merger of Dex into Merger Sub (the "Merger"), with Merger Sub as the surviving corporation. In the Merger, each issued and outstanding share of Dex common stock was converted into the right to receive $12.30 in cash and 0.24154 shares of the Issuer's Common Stock. As stockholders of Dex, the Reporting Persons acquired an aggregate 9,244,906 shares of Common Stock, the consideration for which was their common stock of Dex. The Merger Agreement was filed as Exhibit 2.1 to the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2005 (the "8-K"), and any description thereof is qualified in its entirety by reference thereto.

CUSIP No. 74955W 30 7                                          Page 6 of 9 Pages

Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Common Stock of the Issuer as a result of the Merger described in Item 3 above. In connection with the Merger Agreement, the Issuer entered into a Sponsor Stockholder Agreement dated October 3, 2005 with WCAX IX, WD and WD GP Associates, LLC, a Delaware limited liability company ("WD GP"), the managing members of which are the same as the managing members of IX Associates (collectively, the "WCAS Stockholders") (the "Stockholders Agreement"). Pursuant to the terms of the Stockholders Agreement, for so long as they own at least 5% of the outstanding Common Stock, the WCAS Stockholders have the right to designate one individual for election to the Issuer's Board of Directors. The WCAS Stockholders designated Anthony J. deNicola, who was elected to the Issuer's board of directors effective January 31, 2006. In the Stockholders Agreement, the WCAS Stockholders also agreed, among other things, to certain restrictions with respect to the voting of their Common Stock, the acquisition of any additional voting power with respect to the Issuer, and transfer of shares. The Stockholders Agreement was filed as Exhibit
10.1 to the 8-K, and any description thereof is qualified in its entirety by reference thereto.

     Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

     The information below is based on a total of approximately 68,357,000 shares of Common Stock outstanding as of February 2, 2006.

(a)  WCAS IX, WD and IX Associates
     -----------------------------

     WCAS IX directly beneficially owns 5,981,631 shares of Common Stock, or approximately 8.8% of the Common Stock outstanding. WD directly beneficially owns 2,947,505 shares of Common Stock, or approximately 4.3% of the Common Stock outstanding. IX Associates, as the general partner of WCAS IX and as the manager of WD, may be deemed to indirectly beneficially own the securities owned by WCAS IX and WD. IX Associates may also be deemed to indirectly beneficially own 232,712 shares of Common Stock held by A.S.F. Co-Investment Partners, L.P. ("ASF"), 57,767 shares of Common Stock held by GS Private Equity Partners II - Direct Investment Fund, L.P. ("PEP II"), 7,952 shares of Common Stock held by GS Private Equity Partners 1999 - Direct Investment Fund, L.P. ("PEP 99") and 17,339 shares of Common Stock held by GS Private Equity Partners 2000 - Direct Investment Fund, L.P. ("PEP 2000") by virtue of irrevocable proxies giving IX Associates the power to vote and dispose of such shares. None of ASF, PEP II, PEP 99 or PEP 2000 has the power to vote or to dispose of the shares held by it. In the aggregate, IX Associates may be deemed to beneficially own 9,244,906 shares of Common Stock, or approximately 13.5% of the Common Stock outstanding.

     Other Related Shareholders
     --------------------------

     WD GP directly beneficially owns 179,453 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding. The individual managing members of WD GP are Patrick J. Welsh, Russell L. Carson, Bruce K.

CUSIP No. 74955W 30 7                                          Page 7 of 9 Pages

Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul
B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, James R. Matthews, Sean D. Traynor, John Almeida, Jr. and Jonathan M. Rather.

(b) The managing members of IX Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by IX Associates. Each of the managing members of IX Associates disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his indirect pro rata interest, as a managing member of IX Associates, in the securities owned by WCAS IX, and, as a managing member of WD GP, in the securities owned by WD GP.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In addition to the Stockholders Agreement referenced in Item 4 above, and also in connection with the Merger Agreement, the Issuer entered into a Support Agreement dated October 3, 2005 with the WCAS Stockholders (the "Support Agreement"). The Support Agreement restricts the WCAS Stockholders from transferring any ot the Common Stock received in the Merger until three months after the consummation of the Merger. The Support Agreement was filed as Exhibit
10.3 to the 8-K, and any description thereof is qualified in its entirety by reference thereto.


Item 7.  Material to be Filed as Exhibits.

     A.   Joint Filing Agreement

     B. Merger Agreement, incorporated by reference to Exhibit 2.1 to the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2005

     C. Stockholders Agreement, incorporated by reference to Exhibit 10.1 to the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2005

     D. Support Agreement, incorporated by reference to Exhibit 10.3 to the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2005

CUSIP No. 74955W 30 7                                          Page 8 of 9 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2006

                            WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                            By: WCAS IX Associates, L.L.C., General Partner

                            By:/s/Jonathan M. Rather
                               ---------------------
                                 Managing Member

                            WD INVESTORS, LLC
                            By: WCAS IX Associates, L.L.C., Manager

                            By:/s/Jonathan M. Rather
                               ---------------------
                                 Managing Member

                            WCAS IX ASSOCIATES, LLC

                            By:/s/Jonathan M. Rather
                               ----------------------
                                 Managing Member

                                                                       Exhibit A
                                                                       ---------

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D
                         ------------------------------


     The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: February 9, 2006

                            WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                            By: WCAS IX Associates, L.L.C., General Partner

                            By:/s/Jonathan M. Rather
                               ---------------------
                                  Managing Member

                            WD INVESTORS, LLC
                            By: WCAS IX Associates, L.L.C., Manager

                            By:/s/Jonathan M. Rather
                               ---------------------
                                  Managing Member

                            WCAS IX ASSOCIATES, LLC

                            By:/s/Jonathan M. Rather
                               ----------------------
                                  Managing Member





                                      -1-